SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 1, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia press release dated November 20, 2009: Nokia continues to streamline its R&D operations

2.               Nokia press release dated November 24, 2009: Nokia reduces R&D operations in Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2009		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

2

PRESS RELEASE

November 20, 2009

Nokia continues to streamline its R&D operations

Espoo, Finland - Nokia plans to align its research and development (R&D) operations in Finland and Denmark to be in line with the company’s focused portfolio of future products. The planned changes are expected to affect up to 230 employees at Nokia’s Oulu site in Finland and approximately 100 employees at Nokia’s Copenhagen site. The total number would represent approximately 2 % of Nokia’s R&D personnel globally.

Nokia aims to support the employees with alternative solutions, such as finding new positions within the company for as many employees as possible. Nokia will begin consultations with employee representatives about these plans where voluntary severance packages among other topics will be discussed.

Nokia maintains a strong R&D presence in both sites; the company has over 2 000 employees in Oulu and over 1 000 employees in Copenhagen. Overall, Nokia has more than 17 000 people employed in its research and development activities.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

1

PRESS RELEASE

November 24, 2009

Nokia reduces R&D operations in Japan

Tokyo, Japan - As part of its global efforts to align its research and development (R&D) operations to be in line with its focused portfolio of future products, Nokia will be reducing its R&D activities in Japan.  As previously announced last week, Nokia plans to reduce some of its R&D activities in Finland and Denmark.

Today’s announcement will impact approximately 220 employees in Japan. The total number would represent slightly more than 1% of Nokia’s R&D personnel globally.

Nokia will continue its significant sourcing activities in Japan. Japanese manufacturers are important partners who play a critical role in Nokia’s global supply-chain strategy and with whom Nokia continues to develop its world-class logistics operations.

The Japanese operation of Nokia Siemens Networks, Nokia’s network infrastructure business, is not affected by this announcement and continues uninterrupted.

Vertu, Nokia’s exclusive line of handcrafted mobile phones for the luxury market, will also continue operations in Japan unaffected by today’s announcement.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

1